EXHIBIT 12.1

BEAR STATE FINANCIAL, INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

		Year Ended December 31,					Three Months Ended
(dollars in thousands)		2015	2014	2013	2012	2011	3/31/2016	3/31/2015
Fixed charges and preferred dividends
Interest expense		$6,364	$5,138	$3,392	$4,422	$6,682	$1,864	$1,528
Estimated interest in rent		216	145	86	89	77	68	50
Preferred dividends	E	-	-	-	-	-	-	-
Combined fixed charges and preferred dividends	B	6,580	5,283	3,478	4,511	6,759	1,932	1,578
Less: interest on deposits		5,339	4,538	3,339	4,322	6,351	1,515	1,304
Combined fixed charges and preferred dividends excluding interest on deposits	D	$1,241	$745	$139	$189	$408	$417	$274

Earnings
Pre-tax income from continuing operations		$15,213	$3,736	$740	$755	$(19,034)	$4,779	$3,152
Fixed charges and preferred dividends		6,580	5,283	3,478	4,511	6,759	1,932	1,578
Total earnings	A	21,793	9,019	4,218	5,266	(12,275)	6,711	4,730
Less: interest on deposits		5,339	4,538	3,339	4,322	6,351	1,515	1,304
Total earnings excluding interest on deposits	C	$16,454	$4,481	$879	$944	$(18,626)	$5,196	$3,426

Ratio of earnings to fixed charges
Ratio, including interest on deposits	(A/(B-E))	3.31	1.71	1.21	1.17	*	3.47	3.00
Ratio, excluding interest on deposits	(C/(D-E))	13.26	6.01	6.32	4.99	*	12.46	12.50

Ratio of earnings to fixed charges and preferred dividends
Ratio, including interest on deposits	A/B	3.31	1.71	1.21	1.17	*	3.47	3.00
Ratio, excluding interest on deposits	C/D	13.26	6.01	6.32	4.99	*	12.46	12.50

* Due to a loss in 2011, earnings were insufficient to cover fixed charges by $19 million.